Exhibit 99.2

N E W S   R E L E A S E

TALISMAN ENERGY ANNOUNCES A SECOND OIL DISCOVERY
OFFSHORE VIETNAM

CALGARY, Alberta – January 15, 2008– Talisman (Vietnam 15-2/01) Ltd., a wholly owned subsidiary of Talisman Energy Inc., has testedthe Hai Su Den (HSD) exploration well offshore Vietnam. This was Talisman’s second oil discovery in Vietnam in 2007, following up onthe Hai Su Trang (HST) Miocene sandstone discoveryon the same offshore blockannounced earlier in the year.

The HSD well is located in Block 15-2/01, 50 miles off the east coast of Vietnam on trend with large oil and gas discoveries in the Cuu Long Basin. The well targetedafractured basement reservoir and was drilled to a total vertical depth of 11,168 feet,encounteringa hydrocarbon bearing interval of approximately 2,400 feet. The well tested at a peak rate of 13,450 bbls/d of light oil and 6.87 mmcf/d of natural gas, constrained by test equipment.

“This is a very promising discovery,” said John Manzoni, President and Chief Executive Officer. “I am optimistic that our two discoveries in Block 15-2/01 will form the basis of a new core producing area for Talisman in Vietnam, with the potential for upside from additional exploration wells.”

The Thang Long Joint Operating Company, a special purpose joint venture company established for the purposes of conducting all operations on Block 15-2/01, plans to drill fourmore wildcat exploration wells in 2008 to evaluate features on trend with the HSD discovery. Talisman holds a 60% working interest share in any commercial discoveries on Block 15-2/01 with PetroVietnam Exploration and Production Company holding the remaining 40%.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  The Company and its subsidiaries haveoperations in North America, the North Sea, Southeast Asia and North Africa. Talisman’s subsidiaries are also active in a number of other international areas.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

Media and General Inquiries:                                                                                    Shareholder and Investor Inquiries:

David Mann, Senior Manager, Corporate                                                              Christopher J. LeGallais
& Investor Communications                                                                                     Senior Manager, Investor Relations
Phone:                       403-237-1196 Fax: 403-237-1210                                              Phone:                       403-237-1957 Fax: 403-237-1210
E-mail:                       tlm@talisman-energy.com                                                      Email:                        tlm@talisman-energy.com

03-08

Exhibit 99.2

Advisories

This press release contains statements that constitute “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation.  This forward-looking information includes, among others, statements regarding:

•            business plans for drilling, exploration and estimated timing;
•            business strategy and plans; and
•	other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking information uses words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled”, “positioned”, “goal”, “objective” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release.  Information regarding business plans for drilling and exploration assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this press release.  The material risk factors include, but are not limited to:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
•           risks and uncertainties involving geology of oil and gas deposits;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•           health, safety and environmental risks;
•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
•	competitive actions of other companies, including increased competition from other oil and gas companies and companies providing alternative sources of energy;
•            changes in general economic and business conditions;
•           the effect of acts of, or actions against, international terrorism;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	results of the Company’s risk mitigation strategies, including insurance and any hedging programs; and
•           the Company’s ability to implement its business strategy.

Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive.  Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent Annual Information Form and Annual Financial Report.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released.  The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.